

06005343

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8- 50307

REPORT FOR THE PERIOD BEGINNING January 1, 2005   AND ENDING December 31, 2005
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAS Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4747 West 135th Street, Suite 100
                            (No. and Street)

Leawood   Kansas   66224
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Meier   (913) 239-2300
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Sowers, CPA, PA
                    (Name – if individual, state last, first, middle name)

4747 West 135th Street, Suite 200, Leawood, KS 66224
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 2 4 2006 *E*

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____ John A. Meier _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ FAS Corp _____ , as of __ December 31 _____ , 20 05 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of Kansas
County of Johnson
Sworn to before me 2/27/2006

Jo Ellen Tierney
Notary Public

_____
Signature

Executive Vice President
Title

NOTARY PUBLIC
Jo Ellen Tierney
Exp. Date 11/18/2009
STATE OF KANSAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FAS CORP.

FINANCIAL STATEMENTS AND
AUDIT REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2005

LARRY D. SOWERS, CPA, PA
CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors and Stockholders of FAS Corp.
Leawood, Kansas

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of FAS Corp. (a Kansas corporation) as of December 31, 2005, and the related statements of income, retained earnings, cash flows and statement of changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAS Corp., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Leawood, Kansas

February 27, 2006

FAS CORP.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Current Assets:
Cash and cash equivalents (Note 1) $ 39,311
Concessions receivable(Note 1)   46,727

　　Total Current Assets   86,038

Other Assets:
Organization expense, net of accumulated amortization of
　　$6,247 and $6,247, respectively (Note 1)   0

　Total Other Assets   0

　　　Total Assets $ 86,038

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Commissions payable $ 27,184

　　Total Current Liabilities   27,184

Stockholders' Equity:
Common stock, $1 par value, 100,000 shares authorized,
　　10,000 shares issued and outstanding   10,000
Retained earnings   48,854

　　Total Stockholders' Equity   58,854

　　Total Liabilities and Stockholders' Equity $ 86,038

FAS CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Concessions income	$ 1,998,374
Total Revenues	1,998,374
Operating Expenses:	
Bank service charge	60
Commission expense	1,079,824
Continuing education	750
Insurance	6,988
License and permits	224
Overhead reimbursement	114,000
Professional fees	3,035
Brokers fees	18,045
Total Operating Expenses	1,222,926
Income from operations	775,448
Other Income:	
Interest income	158
Total Other Income	158
Net income	$ 775,606

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$ 42,548
Net income for the year	775,606
Non-dividend distribution	(769,300)
Balance, December 31, 2005	$ 48,854

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:

Net income		$ 775,606
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Increase in concessions receivable	$ (20,842)	
Decrease in due from related party	3,605	
Increase in commissions payable	20,269	
Net cash used by operating activities		3,032
Cash Flows from Financing Activities:		
Dividend distributions paid to parent company	(769,300)	
Net cash used by financing activities		(769,300)
Net increase in cash		9,338
Cash and cash equivalents, beginning of year		29,973
Cash and cash equivalents, end of year		$ 39,311

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Balance at January 1, 2005	$	52,548
Net income		775,606
Deductions, including non-conforming capital and non-dividend distributions		(769,300)
Balance at December 31, 2005	$	58,854

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 - Summary of significant accounting policies

Nature of business
FAS Corp. was formed in June, 1997. FAS Corp. is a limited activity broker/dealer registered with the Securities & Exchange Commission and a member of NASD. The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts.

Cash and cash equivalents
For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and certificates of deposits with original maturities of 90 days or less to be cash or cash equivalents. At December 31, 2005, no cash deposits exceed federally insured limits.

Concessions receivable
Management believes that all concessions receivable as of December 31, 2005, were fully collectible. Therefore, no allowance for doubtful accounts was recorded.

Accounting Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Other assets/Amortization
Amortizable assets are recorded at cost. Amortization is calculated by the straight-line method over the useful lives of the assets. Total amortization for the year ended December 31, 2005, was $0.

Income taxes
The Company, with the consent of its shareholders, has elected to be taxed under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

Concentrations of credit risk
Concentrations of credit risk with respect to concessions receivable are limited since the credit worthiness of the concession payors as determined by AM Best Company ratings are A+ and higher.

See accountant's audit report.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 2 - Net capital and required net capital
Net capital and required net capital as required by the computation in accordance with
Rule 15c3-1 is as follows.

Computation of Net Capital

Total ownership equity qualified for net capital	$	58,854
Less: Total non-allowable assets		46,727
Net capital	$	12,127

Computation of Basic Net Capital Requirements

Minimum net capital required	$	-0-
Minimum dollar requirement		5,000
Net capital requirement		5,000
Excess net capital		7,127
Excess net capital at 100%	$	12,127

See accountant's audit report.

Supplemental Report

FAS CORP.
STATEMENT OF NO MATERIAL INADEQUACIES
DECEMBER 31, 2005

Our audit disclosed that no material inadequacies now exist or existed since the date of the previous audit.

See accountant's audit report.